

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Mr. Wei-Hsein Lin
President
YUMMIES, INC.
6F., No.516, Section 1, Neihu Road,
Neihu District.,
Taipei City 114, Taiwan

> **Re: YUMMIES, INC.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **File No. 000-32361**

Dear Mr. Wei-Hsein Lin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your auditor's report for the fiscal years ended September 30, 2022 and 2021 refers to Brisset Beer International, Inc. and not the company. Further, the going concern conclusion by the auditor does not explicitly state "substantial doubt" about the company's ability to continue as a going concern, as required by PCAOB AS 2415, paragraph 12. Please amend your filing to include an audit report for the company which is compliant with Public Company Accounting Oversight Board ("PCAOB") standards for the year ended September 30, 2022. As part of this, please note that the PCAOB revoked the registration of your auditor, Gries & Associates, LLC. You can find a copy of the order on the PCAOB's website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2024-011-gries.pdf?sfvrsn=b9b25830_4. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of deregistration**.** Given that Gries & Associates, LLC is not currently registered with the

PCAOB, you should have a firm that is currently registered with the PCAOB re-audit the impacted year(s) that are required to be included in your filings with the Commission.

Consolidated Balance Sheets, page F-4

2.   We note the Common stock issued and outstanding on the balance sheet does not agree to amounts disclosed on the consolidated statements of stockholders' equity. Please advise or revise.

Consolidated Statements of Cash Flows, page F-7

3.   We note your disclosure on page 10 that the increase in G&A expenses is due to professional fees and written off bad debts expenses. However, in the consolidated statements of cash flows, there is no adjustment for the bad debt write off. Please advise or revise.

General

4.   You indicate on the cover page of the Form 10-K that you are not a shell company. However, given the nominal size of your assets which is comprised of cash and the fact that you appear to have nominal operations with no revenues in the last two years, you may be a shell company as such term is defined in Exchange Act Rule 12b-2. Please provide us with your analysis as to why you do not fit within the definition of a shell company, or otherwise amend the Form 10-K to reflect your shell company status.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction